UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                  Milacron Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares - Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    598709103
                                 (CUSIP Number)


    Steven N. Isaacs            Patrick Collins        Matthew M. Weber, Esq.
  Glencore Finance AG       Mizuho International plc   Cadwalader, Wickersham
  Baarermattstrasse 3            Bracken House              & Taft LLP
      CH-6341 Baar             One Friday Street         1 World Financial
      Switzerland               London EC4M 9JA               Center
   011-41-41-709-2340           United Kingdom          New York, NY 10281
                              011-44-207-236-1090         (212) 504-6000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 21, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_| .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 2 of 16
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Glencore Finance AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)| |

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        (See Item #3) AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 32,857,142 (1)
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                32,857,142 (1)

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,857,142 (1)

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.30% (2)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO


--------------------------------------------------------------------------------
(1) Shares reported are shares of common stock on a fully diluted, as-converted basis.
(2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that the Reporting Persons (as defined below), but no other person, are deemed to have exercised their conversion rights, then Glencore (as defined below) would be deemed to beneficially own 39.04% of the common stock of the issuer.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 3 of 16
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Glencore International AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)| |

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        (See Item #3) AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 32,857,142(1)
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                32,857,142(1)

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,857,142(1)

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.30% (2)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO, HC

--------------------------------------------------------------------------------
(1) Shares reported are shares of common stock on a fully diluted, as-converted basis.
(2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that the Reporting Persons (as defined below), but no other person, are deemed to have exercised their conversion rights, then Glencore (as defined below) would be deemed to beneficially own 39.04% of the common stock of the issuer.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 4 of 16
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Glencore Holding AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)| |

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        (See Item #3) AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 32,857,142(1)
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                32,857,142(1)

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,857,142(1)

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.30%(2)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO, HC

--------------------------------------------------------------------------------
(1) Shares reported are shares of common stock on a fully diluted, as-converted basis.
(2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that the Reporting Persons (as defined below), but no other person, are deemed to have exercised their conversion rights, then Glencore (as defined below) would be deemed to beneficially own 39.04% of the common stock of the issuer.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 5 of 16
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mizuho International plc
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item # 3)  WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

                       0
                   -------------------------------------------------------------
    NUMBER OF      8   SHARED VOTING POWER
      SHARES
   BENEFICIALLY        0
     OWNED BY      -------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
      PERSON           0
       WITH        -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions) CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 6 of 16
----------------------------                           -------------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mizuho Securities Co., Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X]
     (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item # 3)  AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

                       0
                   -------------------------------------------------------------
    NUMBER OF      8   SHARED VOTING POWER
      SHARES
   BENEFICIALLY        0
     OWNED BY      -------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
      PERSON           0
       WITH        -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions) CO, HC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No.                                              Page 7 of 16
-------------------------                              -------------------------

                                  INTRODUCTION

            This Amendment No. 3 to Schedule 13D amends Amendment No. 2 to
Schedule 13D filed by (i) Glencore Finance AG ("Glencore Finance"), Glencore International AG ("Glencore International") and Glencore Holding AG ("Glencore Holding", and collectively with Glencore Finance and Glencore International, "Glencore"), and (ii) Mizuho International PLC ("Mizuho International") and Mizuho Securities Co., Ltd. ("Mizuho Securities", and together with Mizuho International, "Mizuho") on June 6, 2005. Glencore and Mizuho are sometimes referred to herein as the "Reporting Persons".

            This Amendment No. 3 relates to the disposition by Mizuho of 150,000 shares of 6.0% Series B Convertible Preferred Stock issued by Milacron Inc. ("Milacron"). Item 5 of Amendment No. 2 to Schedule 13D is amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) Milacron has 51,285,132 shares of Common Stock (as defined below) outstanding as of March 1, 2006, according to Milacron's Form 10-K for the fiscal year ended December 31, 2005.

The total number of shares of Common Stock that Glencore beneficially owns (on an as-converted basis) is 32,857,142, which represents approximately 30.30% of Milacron's total outstanding shares of common stock as of the date hereof (the "Common Stock") (on an as-converted basis), after taking into account the approximately 57,142,857 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock.

The total number of shares of Common Stock that Mizuho beneficially owns is zero. Mizuho continues to beneficially own 150,000 Contingent Warrants (as defined below) to purchase 300,000 shares of Common Stock pursuant to that certain Contingent Warrant Agreement entered into by Milacron dated March 12, 2004, which Contingent Warrants become exercisable if a test based on Milacron's financial performance for 2005 is not satisfied (the "Contingent Warrants").

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore.

            (c) On March 9, 2006, Mizuho sold 75,000 shares of the Series B Convertible Preferred Stock at $81.67 per share pursuant to a private transaction arranged through a broker-dealer intermediary. On March 10, 2006, Mizuho sold 75,000 shares of the Series B Convertible Preferred Stock at $80.00 per share pursuant to a private transaction arranged through a broker-

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No. 598709103                                    Page 8 of 16
-------------------------                              -------------------------

dealer intermediary. Except as set forth above, neither Glencore nor Mizuho nor, to the best of their knowledge, any person listed on Annex 1 has effected any transactions in the Series B Convertible Preferred Stock or the Common Stock during the past sixty days.

            (d) Not applicable.

            (e) On March 10, 2006, Mizuho ceased to be the beneficial owner of more than 5% of the Common Stock.

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No. 598709103                                    Page 9 of 16
-------------------------                              -------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2006

                                                GLENCORE FINANCE AG


                                                By:   /s/ Barbara Wolfensberger
                                                   -----------------------------
                                                   Name:  Barbara Wolfensberger
                                                   Title: Director


                                                By:   /s/ Steven N. Isaacs
                                                   -----------------------------
                                                   Name:  Steven N. Isaacs
                                                   Title: Director


                                                GLENCORE INTERNATIONAL AG


                                                By:   /s/ Lotti Grenacher
                                                   -----------------------------
                                                   Name:  Lotti Grenacher
                                                   Title: Officer


                                                By:   /s/ Andreas Hubmann
                                                   -----------------------------
                                                   Name:  Andreas Hubmann
                                                   Title: Officer


                                                GLENCORE HOLDING AG


                                                By:   /s/ Willy R. Strothotte
                                                   -----------------------------
                                                   Name:  Willy R. Strothotte
                                                   Title: Chairman

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No. 598709103                                    Page 10 of 16
-------------------------                              -------------------------

                                                GLENCORE HOLDING AG


                                                By:   /s/ Ivan Glasenberg
                                                   -----------------------------
                                                   Name:  Ivan Glasenberg
                                                   Title: Director


                                                MIZUHO INTERNATIONAL PLC


                                                By:   /s/ Takeshi Senda
                                                   -----------------------------
                                                   Name:  Takeshi Senda
                                                   Title: Chief Executive &
                                                          Managing Director


                                                MIZUHO SECURITIES CO., LTD.


                                                By:   /s/ Takahisa Matsuura
                                                   -----------------------------
                                                   Name:  Takahisa Matsuura
                                                   Title: Managing Director

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No. 598709103                                    Page 11 of 16
-------------------------                              -------------------------

                                     Annex 1
                                     -------

Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance is the person listed as director whose principal occupation is with Glencore Finance. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance


               Name                        Principal Occupation             Business Address           Citizenship
-----------------------------------------------------------------------------------------------------------------------
Steven N. Isaacs                     Chairman and Managing Director                                 South Africa
                                     of Glencore Finance AG

Andreas P. Hubmann                   Officer of Glencore
                                     International AG -- Accounting

Barbara A. Wolfensberger             In-house Counsel of Glencore
                                     International AG

Directors of Glencore International


               Name                        Principal Occupation             Business Address           Citizenship
-----------------------------------------------------------------------------------------------------------------------
Willy R. Strothotte                  Chairman                                                       Germany

Ivan Glasenberg                      Chief Executive Officer                                        Australia

Zbynek E. Zak                        Non-Executive Director

Peter A. Pestalozzi                  Attorney, Pestalozzi Lachenal     Loewenstrasse 1
                                     Patry                             CH-8001 Zurich,
                                                                       Switzerland

Craig A. Davis                       Chairman & Chief Executive        2511 Garden Road,            USA
                                     Officer of Century Aluminum       Bldg. A, Suite 200,
                                     Company                           Monterey, CA 93940


                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No. 598709103                                                Page 12 of 16
-------------------------                              -------------------------


Directors of Glencore Holding

               Name                        Principal Occupation             Business Address           Citizenship
-----------------------------------------------------------------------------------------------------------------------
Willy R. Strothotte                  Chairman                                                       Germany

Ivan Glasenberg                      Chief Executive Officer                                        Australia

Zbynek E. Zak                        Non-Executive Director

Peter A. Pestalozzi                  Attorney, Pestalozzi Lachenal     Loewenstrasse 1
                                     Patry                             CH-8001 Zurich, Switzerland

Craig A. Davis                       Chairman & Chief Executive        2511 Garden Road,            USA
                                     Officer of Century Aluminum       Bldg. A, Suite 200,
                                     Company                           Monterey, CA 93940

Andreas P. Hubmann                   Officer of Glencore
                                     International AG -- Accounting


Set forth below are the names, business addresses, principal occupations and citizenship of the executive officers and directors of Mizuho Securities. Unless otherwise indicated, the business address of each person listed below is Mizuho Securities Co., Ltd., Otemachi First Square, 1-5-1, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan.


               Name                        Principal Occupation             Business Address           Citizenship
-----------------------------------------------------------------------------------------------------------------------
Makoto Fukuda                        President                                                      Japan

Shigeyoshi Nishiyama                 Deputy President                                               Japan

Yoneo Sakai                          Deputy President                                               Japan

Keisuke Yokoo                        Deputy President                                               Japan

Hajime Nakai                         Managing Director                                              Japan

Nobuaki Takeda                       Managing Director                                              Japan

Tadashi Jitoku                       Managing Director                                              Japan

Masashi Sakai                        Managing Director                                              Japan

Makoto Fujimaki                      Managing Director                                              Japan


                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No. 598709103                                                Page 13 of 16
-------------------------                              -------------------------



               Name                        Principal Occupation             Business Address           Citizenship
-----------------------------------------------------------------------------------------------------------------------
Tetsuya Fukabori                     Managing Director                                              Japan

Toshinari Iyoda                      Managing Director                                              Japan

Sadayoshi Chiba                      Managing Director                                              Japan

Kunimi Tokuoka                       Managing Director                                              Japan

Naoki Ito                            Managing Director                                              Japan

Taizo Kondo                          Managing Director                                              Japan

Koichiro Sugii                       Managing Director                                              Japan

Naoto Takano                         Managing Director                                              Japan

Takahisa Matsuura                    Managing Director                                              Japan

Shigeki Matsushima                   Managing Director                                              Japan

Michio Tani                          President and Chief Executive     Mizuho Securities USA,       Japan
                                     Officer                           Inc., 111 River Street,
                                                                       11th Floor, Hoboken, NJ
                                                                       07030

Set forth below are the names, business addresses, principal occupations and citizenship of the executive officers and directors of Mizuho International. Unless otherwise indicated, the business address of each person listed below is Bracken House, One Friday Street, London EC4M 9JA, United Kingdom


               Name                        Principal Occupation             Business Address           Citizenship
-----------------------------------------------------------------------------------------------------------------------
Takeshi Senda                        Chief Executive and Managing      Mizuho International plc,    Japan
                                     Director                          Bracken House, One Friday
                                                                       Street, London EC4M 9JA,
                                                                       United Kingdom

Greg Hawkes                          Managing Director                                              USA

Takahisa Matsuura                    Managing Director                                              Japan

Ian Barry Abrams                     Non-Executive Director                                         United Kingdom


                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No. 598709103                                                Page 14 of 16
-------------------------                              -------------------------


               Name                        Principal Occupation             Business Address           Citizenship
-----------------------------------------------------------------------------------------------------------------------

Jonathan Philip Charkham             Non-Executive Director                                         United Kingdom

Geoffrey Bentley Mitchell            Non-Executive Director                                         United Kingdom

Takeshi Tsukamoto                    Non-Executive Director                                         Japan

Hajime Nakai                         Non-Executive Director                                         Japan


                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No. 598709103                                                Page 15 of 16
-------------------------                              -------------------------

                                    Exhibit 1
                                    ---------

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

            The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Amendment No. 3 to Schedule 13D, and any amendments thereto, is to be filed.

            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: March 21, 2006

                                                GLENCORE FINANCE AG


                                                By:   /s/ Steven Isaacs
                                                   -----------------------------
                                                   Name:  Steven Isaacs
                                                   Title: Director


                                                By:   /s/ Barbara Wolfensberger
                                                   -----------------------------
                                                   Name:  Barbara Wolfensberger
                                                   Title: Director


                                                GLENCORE INTERNATIONAL AG


                                                By:   /s/ Lotti Grenacher
                                                   -----------------------------
                                                   Name:  Lotti Grenacher
                                                   Title: Officer


                                                By:   /s/ Andreas Hubmann
                                                   -----------------------------
                                                   Name:  Andreas Hubmann
                                                   Title: Officer

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP No. 598709103                                                Page 16 of 16
-------------------------                              -------------------------


                                                GLENCORE HOLDING AG


                                                By:   /s/ Willy R. Strothotte
                                                   -----------------------------
                                                   Name:  Willy R. Strothotte
                                                   Title: Chairman


                                                By:   /s/ Ivan Glasenberg
                                                   -----------------------------
                                                   Name:  Ivan Glasenberg
                                                   Title: Director


                                                MIZUHO INTERNATIONAL PLC


                                                By:   /s/ Takeshi Senda
                                                   -----------------------------
                                                   Name:  Takeshi Senda
                                                   Title: Chief Executive &
                                                          Managing Director


                                                MIZUHO SECURITIES CO., LTD.


                                                By:   /s/ Takahisa Matsuura
                                                   -----------------------------
                                                   Name:  Takahisa Matsuura
                                                   Title: Managing Director